

Via U.S. Mail and Facsimile (951-734-5357)

February 22, 2011

Richard B. Carter
President, Chief Executive Officer and Chief Financial Officer
BookMerge Technologies Inc.
1560 N. Maple St.
Corona, California 92880

> **Re: BookMerge Technologies Inc.**
> **Form 8-K**
> **Filed January 26, 2011**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed October 28, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 333-152837**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K

General

1. As you are a former shell company, please revise your filing to include the financial statements for Extreme Green Technologies Inc. and pro forma financial information required by Item 9.01 of Form 8-K. Please see Item 9.01(c) of Form 8-K and SEC Release No. 33-8587 (2005).

2. It is unclear if you intend to change your fiscal year in connection with the acquisition. If so, please tell us what consideration you gave to filing an Item 5.03 of Form 8-K regarding any intended changes in fiscal year.

3. Please revise to include the information required by Item 2 of Form 10, including but not limited to Management's Discussion and Analysis of Financial Condition and Results of Operations.

4. Please revise your filing to include the information required by Items 1.01, 3.02 and 5.01 of Form 8-K or tell us why you believe they are inapplicable.

5. Please revise your filing to provide the information required by Items 201, 202, 404, 701 and 702 of Regulation S-K. Please see Item 2.01(f) of Form 8-K, which requires you to provide in your 8-K all of the information that would be required in an Exchange Act registration statement on Form 10.

6. We note your disclosure on page 18 in the Restricted Cash note to the financial statements that "[t]he Company is conducting a "Blank Check" offering subject to Rule 419 of Regulation C as promulgated by the U.S. Securities and Exchange Commission (the "S.E.C.") under the Securities Act of 1933, as amended (the "Securities Act")." Please tell us more about this transaction, such as the terms of the offering, when it commenced, and how you have solicited potential investors. We note that that you do not appear to have filed a Securities Act registration statement for this transaction.

7. It appears that the Form 8-K you filed on January 26, 2011, is intended to amend the Form 8-K you filed on December 1, 2010, however you have not EDGAR-filed the January 26, 2011 as an amendment. When you amend the January 26, 2011 Form 8-K in response to this comment letter, please EDGAR-file the revised Form 8-K as an amendment and note on the cover page of the 8-K that it is an amendment.

8. We note that the name of your company is different on previous filings with the Commission. Please tell us your current legal name and use that name on in future filings. To the extent necessary, please contact our EDGAR filer support to update your EDGAR profile.

Item 2.01 Completion of Acquisition of Assets, page 2

9. On October 7, 2010, you acquired 51 percent of the issued and outstanding common stock of Extreme Green Technologies for 16,295,000 shares of BookMerge. On November 29, 2010, you acquired the remaining 49 percent of Extreme Green Technologies, Inc. for 15,655,500 shares of BookMerge. You also disclosed that shareholders of Extreme Green Technologies will represent 33.37 percent of BookMerge. Please tell us and clarify your disclosures to address how you accounted for this acquisition. Your explanation should address how you determined which entity was the accounting acquirer and how you made this determination. Refer to FASB ASC 805-10-

55-10 through 55-15. You should specify in your disclosures if you accounted for this transaction as a reverse acquisition or recapitalization transaction. You should also address how you determined the appropriate values to use to record the assets and liabilities of the acquired company and how you accounted for the costs of this transaction.

10. We note your summary of the Purchase Agreement and share exchange agreement on page 2. Please clearly disclose whether these are separate agreements and disclose any other material agreements and the parties to such agreements related to this transaction. Also, please revise to provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:

- The identity of the persons from whom the common shares of Extreme Green Technologies, Inc. were acquired;

- The nature and amount of consideration given or received for the issued and outstanding shares of Extreme Green Technologies, Inc. including the number of shares of Extreme Green Technologies, Inc. you received, as well as all of the consideration given for such shares;

- The formula used to determine the amount of consideration; and

- We note disclosure of employment agreements with Richard Carter and Joe Spadafore. Please disclose whether these employment agreements are related to the Purchase Agreement or other transaction and please file these agreements as exhibits and include them in the exhibit index.

11. It appears that the disclosure in the last sentence of the first paragraph on page 2 indicates that you are obtaining shareholder approval to take operational control of Extreme Green Technologies, Inc. Please update your disclosure to address whether you obtained required board and shareholder approval and how you obtained such approval. Also, please revise your filing to provide the information required by Item 5.07 of Form 8-K or tell us why you believe are not required to do so.

 Item 5.02 Election of Directors; Appointment of Principal Officers, . . ., page 2

12. Please revise your filing to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director. Please refer to Item 401(e) of Regulation S-K.

13. Please revise the biographies of each of your officers and directors to provide their business experience for at least the past five years, including specific dates for each term of employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 401(e) of Regulation S-K.

Item 5.06 Change in Shell Company Status, page 3

14. Please revise your disclosure to provide all of the information required pursuant to Item 5.06 of Form 8-K.

Risk Factors, page 3

15. Please revise your filing to include a separate risk factor disclosing that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

16. Please revise your filing to include a separate risk factor regarding the ability of your officers, directors and principal shareholders to control your company by virtue of their stock holdings.

We and the Extreme Green May Engage in Hedging Transactions . . ., page 4

17. Please revise your filing to disclose, if true, that you have no agreements in place or planned to acquire or hedge raw materials.

Narrative Description of the Business, page 7

18. Please revise your disclosure to clarify your corporate structure. Please disclose how the Extreme Green Technologies, Inc. transaction changes your corporate structure.

19. We note your disclosure that you plan to secure "sufficient capital to fund the operation of Extreme Biodiesel." Please revise your disclosure to discuss you plans in this regard.

20. The disclosure in this section describes the plans for your business. However, it does not describe in sufficient detail your current business. Please revise to clearly and specifically explain your current business. See Item 101(h) of Regulation S-K.

21. We note disclosure that EGT has a bio-diesel production facility in Corona, CA. Please revise your disclosure to clearly disclose how you obtained such facility, whether the facility is in operation, if it is in operation, at what capacity the facility is operational and when operations began, and if it is not operational when you expect operations to begin and what you need to begin operations.

Products/Profit Centers, page 7

22. Please revise your filing to disclose whether you are currently producing and or selling the products listed. We note disclosure that you have sold "over 300 units" of home processors. Please revise to disclose when the sales of such 300 units took place and what the terms of the sales were (e.g., the average purchase price).

23. We note disclosure on page 8 that "EGT has recently acquired vehicles for the ongoing cash flow of restaurant grease trap collection." Please clarify what this disclosure means.

Description of Property, page 11

24. Please revise your disclosure to include the fully licensed and permitted bio-diesel production facility in Corona, CA described in the last sentence of the "Narrative Description of the Business" section on page 7. Please see Item 102 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 12

25. Please revise your disclosure to correct the aggregate percentage ownership percentage for management and to include the addresses of the beneficial owners. Please see Item 403 of Regulation S-K.

Executive Compensation, page 12

26. Please revise your disclosure to include the Summary Compensation Table required by Item 402(n) of Regulation S-K.

Employment Contracts and Officers' Compensation, page 12

27. We note disclosure of your employment agreements with Messrs. Carter and Spadafore on pages 2 and 3 and the conflicting disclosure in this section that you do not have employment agreements. Please reconcile these disclosures.

Item 9.01 – Financial Statements, page 13

General

28. The financial statements included in your Form 8-K do not appear to be audited. Please amend your Form 8-K to provide audited financial statements, including an audit opinion from your independent registered public accounting firm. Please note that if you accounted for the acquisition of Extreme Green Technologies, Inc as a reverse acquisition, the audited financial statements of the accounting acquirer must be audited by a registered accountant. Refer to Item 9.01 of Form 8-K and Rule 2-02 of Regulation S-X. If you changed auditors in connection with this transaction, please also tell us what consideration you gave to filing an Item 4.01 of Form 8-K regarding changes in your certifying accountant.

29. Please tell us what consideration you gave to providing pro forma financial information as required by paragraph (b)(1) of Item 9.01 of Form 8-K.

30. Please revise to include financial statements for the interim period ended September 30, 2010 for Extreme Green Technologies, Inc. These financial statements may be unaudited. Refer to Item 9.01 of Form 8-K and Rule 8-03 of Regulation S-X.

<u>Financial Statements</u>

<u>General</u>

31. Please confirm that these financial statements are the financial statements of Extreme Green Technologies, Inc. Throughout the financial statements, the disclosures appear to relate to BookMerge Technology, Inc. For example, on page 19, you indicate that the Company has authorized 200,000,000 shares of common stock with a par value of $0.001 and currently 95,746,000 share of common stock have been issued. This share amount does not agree with your balance sheet and statement of stockholders' deficit. However, this share amount appears to be the outstanding shares of BookMerge after the share purchase agreement in November and December of 2010.   Please advise or revise your financial statements accordingly.

32. Please confirm that your financial statements are for the period from January 1, 2008 (Inception) to December 31, 2009. On pages 16, 18, and 20, your disclosures include financial information as of December 31, 2010. Please advise or revise your financial statements accordingly.

<u>Balance Sheet, page 13</u>

33. Please revise to disclose the material terms associated with your notes payable, bank line of credit, credit cards, and shareholder loans, including the maturity date, interest rate, interest payment terms, material debt covenant requirements, the name of the lender and any related party relationship with the lender. Please also tell us how you considered FASB ASC 470-10-45 in determining the classification of these liabilities as of December 31, 2009.

<u>Statement of Cash Flows, page 15</u>

34. Please tell us how you determined that your non-cash issue of stock for debt represents an adjustment to reconcile net loss to net cash used by operations. Please tell us what consideration you gave to including these amounts as non-cash investing and financing activities. Refer to FASB ASC 230-10-45-28.

35. Please tell us how you determined that your purchase of note receivable and collection of note receivable represents cash flows from financing activities instead of cash flows from investing activities. Refer to FASB ASC 230-10-45-11 through 45-15.

36. Please revise to present gross proceeds from long-term loans and notes payable separate from gross repayments. Please refer to FASB ASC 230-10-45-7 through 45-9.

<u>Statement of Stockholders' Equity, page 16</u>

37. Based on your disclosures on pages 15 through 17, it is unclear if the inception date for Extreme Green Technologies was January 1, 2008, January 31, 2008, or some other date.

If the inception date was January 1, 2008 or later, please explain how you have opening balances in your statement of stockholders' equity as of January 1, 2008. Please revise your financial statements accordingly and also revise your footnotes to clarify the difference between the column labeled "deficit" and the column labeled "accumulated deficit in the development stage".

NOTE A – Summary of Significant Accounting Policies, page 17

38. Please revise your revenue recognition accounting policy footnote to explain when you recognize revenue and the specific criteria you rely upon to determine that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed and determinable, and collectability is reasonably assured. Please refer to FASB ASC 605-10-25 and SAB Topic 13:B.

Exhibit Index, page 22

39. Please include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

40. You indicate that you must secure additional funds in order to continue your business. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, *Uncertainty About an Entity's Continued Existence*. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please revise your disclosure to provide additional detail including but not limited to the following:

- Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

- Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented;

- A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations; and

- Management's plans (including relevant prospective financial information).

Results of Operations

41. Please expand your discussion of your results of operations to discuss the material changes in your results of operations for the most recent fiscal year compared to the corresponding prior year. Please revise your disclosure to discuss the business reasons for the changes in your operating expenses for all periods presented. Refer to Item 302 of Regulation S-K

Financial Statements

Balance Sheets

42. Please revise your disclosure to disclose the material terms associated with your notes payable, including the maturity date, interest rate, interest payment terms, material debt covenant requirements, the name of the lender and any related party relationship with the lender. Please also tell us how you considered FASB ASC 470-10-45 in deciding to classify this note as a non-current liability as of June 30, 2010, particularly in light of going concern issues.

Statement of Changes in Shareholders' Deficit

43. For each issuance, please revise to disclose the date that your equity securities were issued for cash and for other consideration in accordance with FASB ASC 915-215-45-1. Please also disclose the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for your equity securities.

Item 9A(T) Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

44. We note that you assess the effectiveness of your internal control over financial reporting as of December 31, 2010. We also note that the conclusion suggests that internal control over financial reporting was not effective in certain areas instead of concluding whether or not the internal control over financial reporting was effective or not effective overall. Please file an amendment to your Form 10-K to:

- assess the effectiveness of your internal control over financial reporting for the correct period, as of your year end, June 30, 2010;

- provide an overall conclusion of whether or not your internal control over financial reporting was effective; and

- provide disclosure regarding when the material weakness was identified, by whom it was identified, when the material weakness first began and also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report..

Certification, Exhibit 31.1

45. Please file an amendment to your Form 10-K that includes a new, corrected certification. The certification must be exactly as set forth in Item 601(b)(31) of Regulation S-K.

Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 2010

General

46. Please address the above comments in your interim filings as well.

Item 4. Controls and Procedures, page 7

Evaluation of Disclosure Controls and Procedures, page 7

Changes in Internal Controls, page 8

47. Please amend your filing to provide the disclosure controls and procedure disclosure required by Item 307 of Regulation S-K and the internal controls over financial reporting disclosure required by Item 308 of Regulation S-K.

Certification, Exhibit 31.1

48. We note that the certification refers to the "annual report on Form 10-Q" and does not contain all of the provisions exactly as set forth in Item 601(b)(31) of Regulation S-K. Please file an amendment to the Form 10-Q for the fiscal quarter ended September 30, 2010 that includes a new, corrected certification that refers to the correct report and is exactly as set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Lisa Etheredge, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director